                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 1993

Commission file number 0-10828

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           INDEPENDENCE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          INDEPENDENCE BANCORP, INC.
                              One Hillendale Road
                         Perkasie, Pennsylvania 18944

                             REQUIRED INFORMATION

The following financial statements and exhibits are filed as part of this report:


     (a)   Item 4 Financial Statements

             Report of Independent Accountants

             Statements of Net Assets Available
             for Plan Benefits as of December 31, 1993 and 1992

             Statements of Changes in Net Assets
             Available for Plan Benefits for the years ended December 31, 1993 and 1992

             Notes to Financial Statements


                Supplemental Schedules

     (b)   EXHIBIT INDEX

     (c)   Exhibit - Consent of Independent Accountants

     SIGNATURE

                [LETTERHEAD OF COOPERS & LYBRAND APPEARS HERE]

                           INDEPENDENCE SAVINGS PLAN

                                    -------

                       REPORT OF INDEPENDENT ACCOUNTANTS
                            ON FINANCIAL STATEMENTS

                          AND SUPPLEMENTAL SCHEDULES

                for the years ended December 31, 1993 and 1992

                           INDEPENDENCE SAVINGS PLAN

                                    -------

                       REPORT OF INDEPENDENT ACCOUNTANTS
                            ON FINANCIAL STATEMENTS

                          AND SUPPLEMENTAL SCHEDULES

                for the years ended December 31, 1993 and 1992

                           INDEPENDENCE SAVINGS PLAN

                                   CONTENTS
                                    ------

                                                                       Pages
                                                                       -----
Report of Independent Accountants                                         2

Financial Statements:
  Statements of Net Assets Available for Plan Benefits as of
    December 31, 1993 and 1992                                          3-4

  Statements of Changes in Net Assets Available for Plan Benefits
    for the years ended December 31, 1993 and 1992                      5-6

  Notes to Financial Statements                                         7-11

Supplemental Schedules:
  Schedule of Assets Held for Investment Purposes as of
    December 31, 1993                                                  27(a)*

  Schedule of Reportable Transactions for the year ended
    December 31, 1993                                                  27(d)*


             *Refers to item number in Form 5500 (Annual
             Return/Report of Employee Benefit Plan) for the year ended December 31, 1993, which item is incorporated herein by reference.

                [LETTERHEAD OF COOPERS & LYBRAND APPEARS HERE]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator
Independence Savings Plan:

     We have audited the accompanying statements of net assets available for plan benefits of the Independence Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                       /s/ Coopers & Lybrand

2400 Eleven Penn Center
Philadelphia, Pennsylvania
May 1, 1994, except for
Note 5, as to which the
date is June 27, 1994.

                           INDEPENDENCE SAVINGS PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            as of December 31, 1993

                                  ----------

                                                 Bond         Interest            Common            IBI
                                                 Fund         Only Fund         Stock Fund        Stock Fund        Total
                                                 ----         ---------         ----------        ----------        -----
     ASSETS
Investments:
   Money market                              $  151,201       $4,674,535        $   135,689       $   133,191     $ 5,094,616
   Lehigh Valley Bank Employee Benefit
      Fixed Income Trust Fund                 3,392,078                                                             3,392,078
   Lehigh Valley Bank Employee Benefit
      Common Stock Trust Fund                                                     2,889,906                         2,889,906
   Independence Bancorp, Inc. common stock                                                          2,798,593       2,798,593
                                             ----------       ----------         ----------        ----------     -----------

      Total investments                       3,543,279        4,674,535          3,025,595         2,931,784      14,175,193

Contributions receivable                         27,873           39,117             30,038            21,780         118,808
Accrued interest                                    350           11,588                302               309          12,549
Interfund (payable) receivable, net             (56,397)        (206,431)           (34,279)          297,107
Receivable from securities sold                                                      28,066                            28,066
                                             ----------       ----------         ----------        ----------     -----------

      Total assets                            3,515,105        4,518,809          3,049,722         3,250,980      14,334,616
                                             ----------       ----------         ----------        ----------     -----------
     LIABILITIES

Benefits payable                                 41,263          103,241             43,615            61,498         249,617
                                             ----------       ----------         ----------        ----------     -----------

      Total liabilities                          41,263          103,241             43,615            61,498         249,617
                                             ----------       ----------         ----------        ----------     -----------
       Net assets available for plan
         benefits                            $3,473,842       $4,415,568         $3,006,107        $3,189,482     $14,084,999
                                             ==========       ==========         ==========        ==========     ===========

                    The accompanying notes are an integral
                       part of the financial statements.

                           INDEPENDENCE SAVINGS PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            as of December 31, 1992

                                    ------

                                        Bond            Interest          Common          IBI           Loan
                                        Fund            Only Fund       Stock Fund      Stock Fund      Fund       Total
                                        ----            ---------       ----------      ----------      ----       -----
     ASSETS
Investments:
  Money market                          $   84,399      $4,983,564      $  150,510      $   23,643              $ 5,242,116
  Lehigh Valley Bank Employee Benefit
     Fixed Income Trust Fund             3,062,746                                                                3,062,746
  Lehigh Valley Bank Employee Benefit
     Common Stock Trust Fund                                             2,584,397                                2,584,397
  Independence Bancorp, Inc.
     common stock                                                                        1,962,205                1,962,205
                                        ----------      ----------      ----------      ----------      ------  -----------

       Total investments                 3,147,145       4,983,564       2,734,907       1,985,848               12,851,464

Contributions receivable                    16,877          27,035          12,930          11,128                   67,970
Accrued interest                               143          13,017             130             140                   13,430
Interfund (payable) receivable, net          8,437             727          24,419         (33,583)
Receivable from securities sold                                                             65,000                   65,000
                                        ----------      ----------      ----------      ----------      ------  -----------

       Total assets                      3,172,602       5,024,343       2,772,386       2,028,533               12,997,864
                                        ----------      ----------      ----------      ----------      ------  -----------
     LIABILITIES

Benefits payable                           153,468         217,198         138,833          22,281                  531,780
Overdraft                                                                                   46,587                   46,587
Payable for securities purchased            19,979                         139,993                                  159,972
                                        ----------      ----------      ----------      ----------      ------  -----------

       Total liabilities                   173,447         217,198         278,826          68,868                  738,339
                                        ----------      ----------      ----------      ----------      ------  -----------
            Net assets available for
               plan benefits            $2,999,155      $4,807,145      $2,493,560      $1,959,665              $12,259,525
                                        ==========      ==========      ==========      ==========      ======  ===========

                    The accompanying notes are an integral
                       part of the financial statements.

                           INDEPENDENCE SAVINGS PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     for the year ended December 31, 1993

                                   ---------

                                                    Bond          Interest         Common           IBI
                                                    Fund          Only Fund      Stock Fund      Stock Fund         Total
                                                    ----         ----------      ----------      ----------         -----
Investment income:
  Net appreciation (depreciation) in fair
      value of investments                                                                       $  660,763      $   660,763
  Interest                                       $    2,562      $  142,473      $    2,520           1,238          148,793
  Dividends                                                                                          85,479           85,479
  Net investment gain (loss) from collective
      trust funds                                   242,516                         168,906                          411,422
                                                 ----------      ----------      ----------      ----------      -----------

       Total investment income                      245,078         142,473         171,426         747,480        1,306,457
                                                 ----------      ----------      ----------      ----------      -----------

Contributions:
  Employer                                          191,062         287,226         213,663         147,118          839,069
  Employee                                          290,594         423,606         329,886         225,147        1,269,233
                                                 ----------      ----------      ----------      ----------      -----------

       Total contributions                          481,656         710,832         543,549         372,265        2,108,302
                                                 ----------      ----------      ----------      ----------      -----------

Investment account transfers, net                   (18,215)       (450,538)         95,454         373,299             _
                                                 ----------      ----------      ----------      ----------      -----------

       Total additions (deductions)                 708,519         402,767         810,429       1,493,044        3,414,759
                                                 ----------      ----------      ----------      ----------      -----------

Benefits paid to participants                      (229,482)       (785,553)       (290,250)       (257,566)      (1,562,851)
Forfeitures                                          (4,350)         (8,791)         (7,632)         (5,661)         (26,434)
                                                 ----------      ----------      ----------      ----------      -----------

       Total deductions                            (233,832)       (794,344)       (297,882)       (263,227)      (1,589,285)
                                                 ----------      ----------      ----------      ----------      -----------

       Net increase (decrease)                      474,687        (391,577)        512,547       1,229,817        1,825,474

Net assets available for plan benefits:
  Beginning of year                               2,999,155       4,807,145       2,493,560       1,959,665       12,259,525
                                                 ----------      ----------      ----------      ----------      -----------

  End of year                                    $3,473,842      $4,415,568      $3,006,107      $3,189,482      $14,084,999
                                                 ==========      ==========      ==========      ==========      ===========

                    The accompanying notes are an integral
                       part of the financial statements.

                           INDEPENDENCE SAVINGS PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     for the year ended December 31, 1992

                                    -------

                                       Bond            Interest              Common             IBI              Loan
                                       Fund            Only Fund           Stock Fund         Stock Fund         Fund        Total
                                       ----            ---------           ----------         ----------         ----        ------
Investment income:
  Net appreciation (depreciation)
   in fair value of
   investments                                                                                $  612,768                $  612,768
  Interest                         $    1,211         $  183,884            $   1,725              2,442                   189,262
  Dividends                                                                                       69,460                    69,460
  Net investment gain (loss)
     from collective trust
     funds                            178,303                                 108,160                                      286,463
                                   ----------         ----------           ----------         ----------       -----   -----------

      Total investment income         179,514            183,884              109,885            684,670                 1,157,953
                                   ----------         ----------           ----------         ----------       -----   -----------
Contributions:
  Employer                            187,003            334,198              184,521            122,867                   828,589
  Employee                            282,861            499,836              277,636            179,005                 1,239,338
                                   ----------         ----------           ----------         ----------       -----   -----------

      Total contributions             469,864            834,034              462,157            301,872                 2,067,927
                                   ----------         ----------           ----------         ----------       -----   -----------
Investment account transfers,
   net                                 23,339           (396,252)             321,640             51,958       $(685)       --
                                   ----------         ----------           ----------         ----------       -----   -----------
      Total additions
         (deductions)                 672,717            621,666              893,682          1,038,500        (685)    3,225,880
                                   ----------         ----------           ----------         ----------       -----   -----------

Benefits paid to participants        (288,152)          (878,137)            (313,645)          (124,214)               (1,604,148)
Forfeitures                            (2,530)            (3,906)              (2,944)            (1,059)                  (10,439)
                                   ----------         ----------           ----------         ----------       -----   -----------

      Total deductions               (290,682)          (882,043)            (316,589)          (125,273)               (1,614,587)
                                   ----------         ----------           ----------         ----------       -----   -----------

      Net increase (decrease)         382,035           (260,377)             577,093            913,227        (685)    1,611,293
Net assets available for plan
   benefits:
  Beginning of year                 2,617,120          5,067,522            1,916,467          1,046,438         685     10,648,232
                                   ----------         ----------           ----------         ----------       -----    -----------

  End of year                      $2,999,155         $4,807,145           $2,493,560         $1,959,665                $12,259,525
                                   ==========         ==========           ==========         ==========       =====    ===========

                    The accompanying notes are an integral
                       part of the financial statements.

                           INDEPENDENCE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                     -----

1. Description of Plan:
   -------------------

   The following description of the Independence Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General:
      -------

   The Plan, adopted October 1, 1985, is a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code. All employees of Independence Bancorp, Inc. (the Company) and its subsidiaries (collectively,
   IBI), who have completed one year of service and are age 21 or older, are eligible to enroll in the Plan. As of December 31, 1993 and 1992, there were 1,191 and 1,216 participants, respectively, in the Plan. The Plan is a qualified plan under the Employee Retirement Income Security Act of 1974 (ERISA).

      Contributions:
      -------------

   A participant may elect to enter into a salary reduction agreement which authorizes the Company to reduce the participant's salary equal to any whole percentage up to 8% of compensation. The reduction is contributed, on behalf of the participant, by the Company to the participant's salary reduction account. In accordance with Plan provisions, the Company matches the salary reduction contribution dollar for dollar up to the first 3% of the contribution. This contribution is made to the participant's matching contribution account. Matching contributions will only be made if the Company has current or accumulated earnings before Federal and state taxes and contributions to qualified plans.

   The Plan also permits participants to make after-tax voluntary contributions, provided the amount contributed shall not be more than 10% of the participant's compensation in any year. This contribution is made to the participant's voluntary contribution account.

   The three participant accounts are separated only for accounting purposes. All three accounts are combined and invested as one account in the Plan.


                                   Continued

                                    ------

1.   Description of Plan, continued:
     -------------------

          Participant Investment Funds:
          ----------------------------

     The Plan offers the following four investment alternatives:

          . A bond fund investing in corporate bonds, government securities, debentures, certificates of deposit in banks and savings and loans, money market funds and any other registered evidence of indebtedness;

          . An interest only fund investing in certificates of deposit of banks and savings and loans and money market funds;

          . A common stock fund investing in common stock and temporary interest-bearing investments at the discretion of the Trustee; and

          . An IBI stock fund investing solely in Independence Bancorp, Inc. stock and temporary interest-bearing investments.

     Participants may direct the trustee to invest their account balances or any new contributions in increments of 10% among the four investment funds.

     Each participant's account is credited with the participant's salary reduction, matching, and voluntary contributions and an allocation of investment fund earnings. The earnings of each investment fund are allocated to the participant's account based on the proportional value of their account in each fund to which the earnings relate. Forfeitures of terminated participants' nonvested matching contributions are used to reduce future matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's balance in the salary reduction and voluntary contribution accounts, and the vested portion of the balance in the matching contribution account.

          Vesting:
          -------

     Participants are immediately vested in their salary reduction and voluntary contributions plan plus actual earnings thereon.


                                   Continued

                                     -----

1. Description of Plan, continued:
   -------------------

      Vesting, continued:
      -------

   Participants vest in their matching contributions at the rate of 20% per year of service. Participants are 100% vested in their matching contributions upon the occurrence of any of the following events:

      .  death or disability,

      .  attainment of normal retirement age, or

      .  attainment of age and service requirements for early retirement.

      Payment of Benefits:
      -------------------

   If the participant is married, benefits will normally be paid in the form of a qualified joint and survivor annuity unless an optional form of payment is selected. If the participant is not married, or the joint and survivor annuity is waived, the participant may elect to receive the account balance (a) in a lump sum, (b) in payments in annual or more frequent installments over a period not exceeding 10 years, or (c) in payments over a period not exceeding the life expectancy of the participant or their designated beneficiary.

   Upon termination of employment before death, disability or retirement, a participant may elect to receive benefit payments within sixty days after the end of the Plan year in which employment was terminated. If the participant's vested account balance is less than $3,500, the Company will distribute the account in a lump sum.

      Withdrawals:
      -----------

   Participants may withdrawal funds from their salary reduction account in cases of hardship. The hardship withdrawal is subject to the consent of the Plan administrator. Employee after-tax contributions can be withdrawn at any time. The Plan permits the vested company matching contributions and employee pre-tax contributions to be withdrawn on account of hardship in accordance with I.R.S. regulations, but vested company matching contributions may be withdrawn only after employee after-tax contributions have been completely withdrawn. Employee and employer contributions will be suspended for 12 months after a hardship withdrawal.

                                   Continued

                                    ------

2.   Summary of Significant Accounting Policies:
     ------------------------------------------

     The financial statements reflect investment transactions on a trade date basis. Investments owned are reflected in the accompanying statements of net assets available for plan benefits at market value. Market value, which is equivalent to current value, is the unit valuation of the security at year-end as measured by quoted prices in an active market.

     The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

          Expenses:
          --------

     Currently, the Company pays all administrative expenses of the Plan; however, if the Company so elects, these expenses will be paid from the assets of the Plan. Any expenses directly related to the transactions of an investment fund are paid from that investment fund.

          Tax Status:
          ----------

     The Internal Revenue Service has determined that the Plan is qualified under Section 401(a) of the Internal Revenue Code and thus is exempt from federal income taxes under the provisions of Section 501(a).

          Reclassifications:
          -----------------

     Certain data for prior years has been reclassified to conform to the current year's presentation. These reclassifications had no effect on net increase (decrease) in net assets available for plan benefits.

3.   Related Parties:
     ---------------

          Trust Agreement:
          ---------------

     Under the Plan Trust Agreement, Bucks County Bank and Trust Company and Lehigh Valley Bank, both subsidiaries of the Company, were appointed the co-trustees of the Plan. Lehigh Valley Bank administers the Plan assets, together with the income therefrom, and makes disbursements to participants as instructed by the Plan administrator. Expenses incurred by the trustee in the performance of its duties under this agreement are paid by the respective banks and not from the assets of the Plan. As disclosed elsewhere in the financial statements, the Plan transacts a significant portion of its investment business using accounts and trust funds of Lehigh Valley Bank.


                                   Continued

                                    ------

4.  Investments:
    ------------

    The following table presents the book values (cost) and market values of the Plan's investments at December 31, 1993 and 1992:

                                                  1993                               1992
                                         ----------------------             ----------------------
                                                        Market                             Market
                                           Cost         Value                  Cost         Value
                                         -------      ---------              --------     --------
Money market:
 Lehigh Valley Bank                    $ 3,531,536   $ 3,531,536           $ 3,147,326   $ 3,147,326
 Goldman Sachs Treasury
    Instruments Portfolio                1,563,080     1,563,080             2,094,790     2,094,790

Common trust funds:
 Lehigh Valley Bank Employee
     Benefit Fixed Income
     Trust Fund, 87,945 and
     85,694 units, respectively          2,323,719     3,392,078             2,187,568     3,062,746
 Lehigh Valley Bank Employee
     Benefit Common Stock
     Trust Fund, 33,704 and
     31,845 units, respectively          2,128,523     2,889,906             2,056,093     2,584,397

Independence Bancorp, Inc.
    common stock, 75,130 and
    68,630 shares, respectively          1,698,487     2,798,593             1,510,219     1,962,205
                                       -----------   -----------           -----------   -----------

                                       $11,245,345   $14,175,193           $10,995,996   $12,851,464
                                       ===========   ===========           ===========   ===========


5.  Merger Transaction:
    ------------------

    In the fourth quarter of 1993, the Company entered into an agreement and plan of merger (jointly the Merger Agreement) with CoreStates Financial Corp (CoreStates).

    In accordance with the terms and provisions of the Merger Agreement each share of Independence Bancorp, Inc. common stock held by the Plan at December 31, 1993 was exchanged for 112,695 shares of CoreStates common stock on June 27, 1994.

    The Plan will merge into the related CoreStates 401(k) Plan.

    Any participant who becomes a participant in any employee benefit plan, program, policy, or arrangement of CoreStates will be given credit under such plan, program, policy or arrangement for all service with Independence for purposes of eligibility and vesting.

                            SUPPLEMENTAL SCHEDULES

                                     -----

                           INDEPENDENCE SAVINGS PLAN

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            as of December 31, 1993
                                   ________


             b.c. Issue, Borrower, Lessor, or                        e. Current
   a.     Similar Party, and Description of Investment     d. Cost      Value
- -------   --------------------------------------------     -------   ----------

          Money Market
          ------------

   *      Lehigh Valley Bank, Money Market Funds,
            par value is $1/unit                        $ 3,531,536  $ 3,531,536

          Goldman Sachs Treasury Instruments Portfolio    1,563,080    1,563,080

          Common Trust Funds
          ------------------

   *      Lehigh Valley Bank Employee Benefit Fixed
            Income Trust Fund, 87,945 units               2,323,719    3,392,078

   *      Lehigh Valley Bank Employee Benefit Common
            Stock Trust Fund, 33,704 units                2,128,523    2,889,906

          Common Stocks
          -------------

   *      Independence Bancorp, Inc., 75,130 shares       1,698,487    2,798,593
                                                        -----------  -----------

                                                        $11,245,345  $14,175,193
                                                        ===========  ===========


                              *Party-in-interest.

                           INDEPENDENCE SAVINGS PLAN

               ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                     for the year ended December 31, 1993

                                  ----------

                                                                                                            h. Current
                                                                                    f. Expenses                Value of
                                                                                       Incurred                Asset on
a. Identity                                                                              with                   Trans-
   of Party                                    c. Purchase  d. Selling   e. Lease       Trans-   g. Cost of     action   i. Net Gain
   Involved          b. Description of Assets     Price        Price        Rental     Actions      Asset        Date      or (Loss)
- -----------          ------------------------  -----------  -----------  ---------  -----------  ---------- -----------  -----------
Lehigh Valley Bank*  Money market investment
                       account - purchases      $5,103,140                                       $5,103,140  $5,103,140

Lehigh Valley Bank*  Money market investment
                       account - sales                       $5,250,716                           5,250,716   5,250,716



                              *Party-in-interest.

                                 EXHIBIT INDEX

Consent of Independent Accountants